Exhibit 99.3

Project Orwell Transcript	Transcribed By: FINSIGHT 530 7th Avenue New York, NY 10018

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Slide 3

Hello, everyone. My name is David Burgstahler and I’m the president, CEO and director of Avista Public Acquisition Corp. II, and the managing partner and CEO of Avista Capital Partners. Avista has a successful track record of building sustainable growth health care companies for over 25 years. Dating back to DLJ Merchant Banking, our predecessor firm. We have invested over $8B of capital in over 40 health care companies and have executed 15 IPOs in the health care sector.

In 2021, we launched Avista Public Acquisition Corp. II, a special purpose acquisition company focused on the health care sector, which has $236M in trust. We are thrilled with this morning’s announcement that APAC has agreed to merge with OmniAb in a transaction that will bring OmniaAb to the public markets as a standalone company.

As healthcare investors, we are always searching for innovative technologies that advance outcomes and improve patient lives, and we are highly impressed with OmniAb’s leading antibody discovery platform. OmniAb’s platform provides biopharma partners with access to diverse antibody repertoires and innovative high-throughput screening technologies to enable the discovery of next-generation antibody therapeutics. We believe that OmniAb’s technology platform, high-quality roster of biopharma partners, and track record of advancing its antibodies into and through the clinic – with 23 antibodies in clinical testing, including recently gaining its first two regulatory approvals – positions OmniAb well for continued sustainable growth.

We believe that Avista’s experience, combined with the equity investment into OmniAb as part of this transaction, will enable OmniAb to drive the next phase of its growth as a standalone public company and capitalize on its tremendous momentum.

Slide 4

Avista has a longstanding history of partnering with and growing pharma services companies. The Avista team has completed 8 pharma services investments, including 5 successful exits. Our investment experience spans the full drug development lifecycle, including discovery, preclinical and clinical CROs, bioanalytical and lab testing, and commercialization.

Our companies have a track record of creating value through multi-faceted growth strategies including robust organic growth, new product and service launches, and accretive M&A. Our investments over the years have included many well-known pharma services companies such as Charles River Labs, MPI Research, and INC Research, which is now known as Syneos Health. We are incredibly excited to build on our pharma services track record with our investment in OmniAb.

Slide 5

I will now provide a brief overview of the transaction.

Under the terms of the definitive merger agreement announced this morning, Ligand will spin-off OmniAb to Ligand’s stockholders in a tax-free distribution, and concurrently merge OmniAb with a subsidiary of APAC. The transaction will result in OmniAb becoming an independent public company, which will retain the name OmniAb going forward.

This transaction is structured to guarantee a minimum of $130M in gross proceeds to OmniAb at the time of closing, and up to $266M of gross proceeds. Investors of the existing $236M of cash held in trust at the SPAC will be eligible to participate in the transaction or to elect a redemption of funds.

As shown on the slide, OmniAb could potentially retain the full $236 million, plus a $15M minimum investment from Avista and $15M contribution from Ligand for total gross proceeds of $266M. Avista has agreed to guarantee OmniAb will have at least $115M of cash from sources other than Ligand through the combination of a $15 million direct investment and a $100M facility to backstop potential redemptions from the SPAC Trust. As I previously mentioned, Ligand will contribute $15 million to OmniAb independent of redemptions or Avista backstop funding, resulting in a minimum of $130M of gross proceeds.

Assuming no redemptions from the SPAC Trust, existing Ligand shareholders will own approximately 75% of the pro forma company, while APAC shareholders will own approximately 20% and Avista will own approximately 5%.

The transaction is expected to close in the second half of 2022.

Slide 6

APAC’s merger with OmniAb values the Company at an $835M total enterprise value.

We believe there is substantial upside potential for value creation for the company’s go-forward stockholders, particularly when benchmarking OmniAb’s value versus other innovative companies in the drug discovery arena.

In conclusion, we are delighted to be partnering with OmniAb, and believe that the company’s momentum, positioning as an independent public company, and the proceeds from the transaction, will propel OmniAb’s sustainable future growth.

I will now turn it over to Ligand’s President, Matt Foehr.

Slide 9

Thank you, David, for the introduction.

As David said, I’m President of Ligand and will be the CEO of OmniAb, Inc. post-split. On this slide we’re setting the stage for OmniAb spinoff from Ligand. Ligand has been around many years with a proven business model of developing and acquiring technologies that enable the discovery and development of medicines.

We have over 140 partners spread throughout the pharmaceutical industry with over 400 fully funded programs that are in various stages of development.

In November we announced the intention to split into two separate publicly traded companies. The SpinCo here, OmniAb, which will include various technologies related to antibody discovery and our Icagen Ion channel technology and business. And then the RemainCo, which will be the core existing royalties at Ligand, which are Captisol and Pelican Technologies.

On the right hand side of this slide, you see the portfolio of Ligand coming from our over 140 partners. Each dot on this graphic on the right hand side represents a fully funded program that a partner is taking through development.

And you can see in the lower quadrant in the orange of this slide, the OmniAb programs that have grown substantially over recent years and have also benefited from a matriculation as programs have gone out of discovery and progressed through clinical development.

We believe that an anchored tax free spinoff is important and creates an opportunity for two well-capitalized companies with operational focused, deep domain expertise and business specific capital allocation. And we think this presents a significant opportunity to unlock value for OmniAb.

Slide 10

On this slide, we summarize antibodies and the industry demand across the pharmaceutical industry. Over recent years, higher success rates for antibody medicines have driven the industry’s need for discovery technologies, and that’s driven by a variety of reasons.

Current approaches are often burdened with critical disadvantages, which are lack of antibody diversity, lengthy timelines, excess cost and a lack of flexibility of the technologies being used. The antibody market itself is growing over $235B in antibody sales are projected by 2025, up from over $180B in 2020. And importantly some of the best selling drugs are antibody based medicine.

The industry is tending to pursue antibodies at a higher rate, largely because of what is highlighted here in the lower left hand corner of the slide in the orange, which is that there are higher clinical success rates historically for antibodies or biologic based approaches over traditional small molecule approaches. And you can see the representation of this on the right hand side of the slide in the purple, which shows an acceleration of regulatory approvals in the U.S. and Europe for antibody or biologic based therapeutics.

Slide 11

On this slide, we present an overview of OmniAb’s history, which has been built by over 13 years of investment, not only through acquisitions but through internal technology, R&D investment as well.

For Ligand, it started in early 2016 with the acquisition of OMT or Open Monoclonal Technology. OMT brought us the industry’s first and still only transgenic rat with a fully human immune system, what we now call OmniRat. OmniRat was a major innovation in the industry at that time, as there had been a history of transgenic mice. But presenting the first rat, brought a technology to the industry that had very clear freedom to operate. That attracted a variety of early partners and it continues to, driven now by the performance of the rat in providing robust antibody responses.

We expanded the technology at the end of 2017 with the acquisition of an Emeryville, California based company called Crystal Bioscience that brought us the OmniChicken, which is the world’s first and still only transgenic chicken with a fully human immune system for therapeutic antibody discovery. And then in 2019 we acquired a South San Francisco based company called Ab Initio that brought us computationally powered antigen design technologies as well as some existing partnerships that are centered around the antigen designed step of antibody discovery. Designing an antigen is one of the first steps of downstream discovery.

In 2020 we did three acquisitions, all of which are now applicable to and part of the OmniAb business. We acquired Icagen which brought us a differentiated ion channel in transporter technologies and assays We acquired a longtime collaborator, xCella Biosciences, that brought us a micro capillary platform that we call xPloration, and we acquired Taurus that brought us cow inspired technologies as well.

It’s not only been acquisitions that have allowed us to build what we believe is a best in class platform but also internal R&D investment in next generation animals centered around bispecific antibodies and a heavy chain only technology. We’ve expanded our state of the art laboratories in Emeryville as well as in North Carolina, and we’ve added AI powered single cell capabilities to our micro capillary platform.

At the centerpiece of our technology is what we call the biological intelligence of our transgenic animals, and I’ll summarize in later slides.

Slide 12

On this slide, we summarize the progression and performance of programs by stage of development that are leveraging the omni technology platform. In 2016 at acquisition there were approximately 20 discovery programs and only one program was in pre-clinical trials.

As of the end of last year, that had grown significantly with a number of programs matriculating through further stages of clinical development, including two approved and one that is now under registration consideration here in the U.S. and over 250 in discovery. So we’ve seen substantial progress in all phases increasing not only the number of discovery programs, but also the number in the clinic and the number that are positioned for potential future approval.

Slide 13

On this slide, we present a left to right representation of the various elements of our OmniAb technologies and what they contribute to the various steps of discovery of a fully human antibody.

Our technology offering addresses, critical industry needs and its paired with our highly specialized and efficient laboratory operations. We leverage our proprietary and differentiated technologies rather than things that we see as somewhat commoditized industry services and that are widely available within CROs or built into many of our big pharma partners. It starts on the left with the creation of diverse antibody pools, and that’s leveraging our various transgenic animals that can generate fully human antibodies It then moves on towards screening those antibody candidates through efficient screening technologies that we’ve developed or acquired, and then ultimately identifying the right antibody that can happen within our laboratories or within the laboratories of our partners.

We pride ourselves on the fact that we can feed into a variety of workflows either leveraging our own laboratories or efficiently feeding our technologies into downstream capabilities that exist within our partners.

Slide 14

On this slide, we provide a little more detail on each of the three steps, starting with the creation of the diverse antibody pools, which leverages our computational antigen design in our various transgenic animals. Moving then to the screening technologies, which are our xPloration, high throughput single cell screening technology, as well as our proprietary GEM assay or gel encapsulated microenvironment, and then downstream the identification of the right antibodies, which is the further characterization selection and ultimate optimization of the antibodies, which, as I said, can either be work that is done in our laboratories or feeds into the laboratories of some of our partners.

This technology offering, we believe, addresses the most critical challenges of antibody discovery and is one of the reasons why partners come to us for their antibody discovery needs.

Slide 15

So on the next series of slides, I’m going to go through each of these in a little more detail, starting here with the antibody generation technologies. The computational antigen design technologies allow us to design reagents, which are really the first step in generating fully human antibodies.

An antigen essentially is an insult to the body, whether that be a virus or a cancer cell that causes the body to have an immune response. And in this instance, we leverage our transgenic animal host to then generate fully human antibodies. We are the industry’s only four species platform and we’re highly validated now with 23 clinical and two approved antibodies in a rich heritage of genetic engineering advancements.

We carefully design the trans genes that are in our animals for robust antibody responses and now also have bispecific and cow inspired technologies to enable next generation therapeutics.

Slide 16

On this slide, we provide an overview of our screening technologies, starting with our xPloration microcapillary technology, which allows us to image millions of cells using diverse and flexible assays and rapidly recover thousands of antibody sequences that can then be focused and delivered to our partners.

We also have a gel encapsulated microenvironment assay that was developed in parallel with the invention of the OmniChicken and allows us to efficiently screen B cells for lead antibodies to present to our partners. We have multiple parameter screening technologies that allow us to screen tens of millions of cells in ours instead of weeks. And we leverage AI to then select and rank thousands of promising therapeutic candidates from immense amounts of phenotypic data.

Slide 17

And lastly, here we summarize the identification of the right antibody. Our discovery teams are flexibly positioned to work closely with partners and identify the right antibody. And we can generate data from multi-parameter screening and performance assays. We leverage high throughput epitope binning and kinetic analysis, as well as a variety of target specific functional assays, as well as next generation sequencing for hit expansion to identify variant antibodies with improved characteristics. We also have a number of proprietary assays for ion channels and transporter target that I’ll summarize in more detail on the next slide. Our extensive biological capabilities and ion channels and transporters came to us through our Icagen acquisition and can be leveraged throughout the antibody discovery technology process. As well as for molecules in a variety of modalities.

Slide 18

And summarized here are the extensive biological capabilities for ion channels and transporters that came to us through the Icagen acquisition. Our ion channel and transporter capabilities can be leveraged throughout the discovery process from the generation of proprietary cell lines to enable high speed antigen production to leveraging cutting edge assays to facilitate high throughput screens in both GEM and xPloration platforms, and then to leverage proprietary assays for discovery and characterization of ion channel antibodies. These differentiated capabilities for viable target to lead delivery for what are considered high value and difficult ion channel and transporter targets are also associated with a number of other partnerships for other modalities as well as potentially for antibodies.

Slide 19

On this slide, we generally summarize the OmniAb business model. Our agreements are structured to align economic and scientific interests with our partners and generally are designed to include 3 main features: Technology access and collaboration service fees, milestone payments that are paid along the way as programs progress through development or commercialization, and royalties on commercial sales. We have nearly $1.5B and contracted milestones from active OmniAb programs today, with continued growth expected as partners use the platform and as we add new partners.

Slide 20

On this slide, we summarize the intellectual property surrounding the OmniAb business. Partners file patents on OmniAb derived antibodies and that creates durable royalty streams and a lengthy intellectual property tail. We have over 300 patents worldwide on our technologies but importantly, this slide summarizes on the right hand side the patent applications that are filed by our partners. As partners use the technology, discover the lead antibody that they plan to take into development, they’ll generally file patent applications on that antibody sequence. That then creates an interesting site glass into partners use of the platform and also from a business perspective, creates the potential for a lengthy and diverse patent base on which royalties will be based for OmniAb based antibodies.

Slide 21

Over 55 companies currently have access to OmniAb derived antibodies. You see here a summary of some of those companies who are major players in the antibody and pharmaceutical space and with whom we have productive relationships, leveraging our technology in a variety of workstreams, depending on their downstream capabilities.

Slide 22

On this slide, we provide a summary of various partner case studies that illustrate the power of the OmniAb platform and the capabilities that our platform presents to partners and also that our team can provide to our partners in collaboration. Whether those partners are emerging biotechs, big pharma, established biotechs, or global pharmas. And summarized here in some level of detail are the various technical problems that our technology can solve for our partners.

Slide 23

On this slide, we provide a traditional pipeline representation of the OmniAb derived, clinical and approved partner programs that partners have either taken through development or are taking into development. And you can see on this slide the variety of partners on the left hand side, the variety of targets down the middle, and you’ll notice, too, that some of the targets are the same target. Generally, when we enter into license agreements, partners can pursue an unlimited number of targets, and some of them are pursuing different targets with different antibodies that are OmniAb derived. Some are pursuing the same targets with different antibodies that are OmniAb derived as well, large number in the oncology area but we are starting to see some diversity there reflecting industry investment and you can see the source animal that was used for the various antibodies. Large number of these are OmniRat. That’s largely because OmniRat was launched first. We recently had our first OmniChicken derived antibody enter the clinic with Boehringer Ingelheim, and see a steady flow of potential future clinical entries from a variety of our technologies.

Slide 24

This slide provides some competitive benchmarking in the industry. We see 3 clear leaders in the antibody discovery space. On the left hand side, you can see how OmniAb compares to the other parties based on number of active partners, number of active programs as well as programs spread out by stage. On the bottom part of this slide is a summary of the more detailed technology capabilities in the various technologies and organizations. We’ve generally focused our investment more on early stage, highly differentiated technologies so that we can efficiently feed into partner work streams for the later stage analysis and engineering capabilities. And that’s allowed us to efficiently grow the number of active programs and active partners.

Slide 25

And here we provide a summary of our scientific leadership team at OmniAb. Many of the individuals on this slide were founders of companies that we acquired. Some of them are apt to have been active users of the technology within partners in the past, and all of them play key roles in interfacing with our partners as they expand and deepen the use of our technology.

Slide 26

I’m now going to provide a brief review of some financial elements of our business as well.

Slide 27

I’ll briefly summarize some key information related to the platform. We’ve expanded the use to over 55 active partners and we’ve seen significant growth in active number of programs over recent years. Royalty revenue is expected to grow as the first programs launch, and we typically see royalty rate in the low to mid single digits for our license agreements. We’ve made iterative improvements to our antibody discovery engine and technology stack over time, and that’s generally allowed us to drive royalty rates and market share higher. We see long term value of the business being driven by downstream royalty payments as programs progressed through development and become approved and launched.

Slide 28

On this slide, we summarize key performance indicators for the OmniAb business, illustrating what we believe is a highly scalable business model. We’ve seen strong and consistent growth in a variety of key performance indicators, including active partners that have grown by over 30% since 2014 and active programs that have grown by over 25% since 2016. We believe our business is highly scalable with a large number of programs performed entirely by partners.

Slide 29

We believe that our unit economics for each license deal and program and our pipeline development will allow us to drive future value. The key value drivers include the per program economics and the overall NPV per program. When one takes into account peak sales, average royalty rates, probability of success, time to approval in time to peak sales. Downstream of that is our pipeline development. We expect there to be market growth as there’s increasing demand for antibody based technologies to service the industry as well as portfolio expansion and the overall market opportunity within the antibody space from a technology perspective. As we continue to enhance our technologies in the antigen generation, in our screening, in our next generation ID and optimization technologies.

Slide 31

On this slide, we provide illustrative revenue potential profiles for successful partner programs. Our participation is generally weighted towards downstream success, and we pride ourselves on flexible transaction structures that enable optionality for our partners while maintaining value for OmniAb. We generally target equivalent NPVs for all structures and have three main components that make up the license agreement as I described earlier. The research payments and upfront payments, clinical milestones that are paid along the way, and then commercial milestones and royalties. The per product revenue potential, if approved and marketed, could be between $250M to over $1B to OmniAb should a program ultimately become successful and launch into the market globally.

Slide 32

Thank you all for your time and your interest in the OmniAb business. We look forward to providing further updates as we continue to expand our technology and our business. Thanks again.